

06014393

File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

6 June 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

6 June 2006

Preliminary Results for the year to 31 March 2006

ENCOURAGING GROUP RESULTS, NEW STRATEGY, DIVIDEND RAISED, INTENTION TO RETURN CAPITAL

Highlights

Group strategy

- Group to focus on Water
- Biffa UK to be demerged by end of October
- Group to increase gearing to 60% of Regulated Capital Value
- Return of capital to shareholders post demerger
- New policy to grow dividends by 3% above RPI inflation to 2010

Group results

	2006 £m	2005 £m	Increase %
Group turnover	**2,295.0**	2,014.4	13.9
Group operating profit*	**488.2**	398.8	22.4
Net exceptional charges (see Note 4)	**(15.7)**	(2.3)	
Group operating profit	**472.5**	396.5	19.2
Net interest costs (before IAS39 fair value adjustments)	**167.9**	169.5	(1.0)
Profit before tax	**270.0**	228.8	18.0
Adjusted basic EPS**(pence)	**77.2**	56.1	37.6
Basic EPS	**63.9**	45.7	39.8
Total dividends declared	**51.13**	48.51	5.4
Net debt	**2,961.1**	2,894.6	2.3

Water and sewerage

- Turnover up 13.4% to £1,150.9 million (£1,015.1 million)
- PBIT* up 30.2% to £400.4 million (£307.5 million); PBIT of £395.6 million (£304.7 million)
- Expenditure on the regulatory capital base totalled £400 million (£396 million), comprising £95 million (£77 million) infrastructure renewals and capital expenditure £305 million (£319 million).

Biffa

- Turnover up 13.2% to £712.3 million (£629.5 million) benefiting from a 53 week period.
- Turnover from Collection up 14.8%, Landfill up 14.3%, Special Waste up 5.1% and Power Generation up 32.2%
- PBIT* and PBIT up 13.1% to £89.2 million (£78.9 million);

* from continuing operations and excluding exceptional items (see Note 3)
** from continuing operations and excluding exceptional items, IAS39 fair value adjustments and deferred tax (see Note 8)

Sir John Egan, Chairman Severn Trent Plc, said:

"We have delivered an encouraging performance in a year of significant change, demonstrating that overall our businesses are in good shape.

"After the proposed demerger of Biffa by the end of October, we believe the newly focused water business will be in a better position to deliver real growth in dividends. Our new policy will be to increase dividends by 3% above inflation up to the end of AMP4 in 2010."

Colin Matthews, Group Chief Executive Severn Trent Plc, said:

"We are reporting today on a year of change. We have completed the building of the new leadership team, a precursor for implementing the new strategy.

"Our operational review has been thorough and produced results. Severn Trent Water is on track to deliver good performance through the AMP4 period and Biffa has re-ignited profitable organic growth.

"We intend to create value through a strategy that will focus on water. We expect to demerge Biffa by the end of October, increase gearing and return capital to shareholders. We firmly believe our new strategy will benefit customers. By concentrating our efforts on raising standards across water, customers will receive the benefits of reliable, high quality and cost effective services for clean water and sewerage."

Enquiries:

Colin Matthews Group Chief Executive	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4947
Mike McKeon Group Finance Director	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4267
Peter Gavan Director of Corporate Affairs	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4310
Jonathan Davies Head of Investor Relations	Severn Trent Plc	020 7353 4200 (on the day) 0121 722 4295
Andrew Grant David Trenchard	Tulchan Communications	020 7353 4200

Preliminary Results Presentation and Webcast

There will be a preliminary results presentation at 9.30am on Tuesday 6 June 2006. This presentation, together with the presentation slides, will be available as a simultaneous webcast on the Severn Trent web site (www.severntrent.com) and will remain on the web site for subsequent viewing.

Group Chief Executive's Review

New Group Strategy

The Board has reviewed group strategy and today announces that Severn Trent will focus on water. We believe that our new strategy will benefit customers, employees and shareholders.

Focus on Water

Severn Trent is one of the country's largest Water and Sewerage companies. The company has great experience and great strengths, along with important plans for improvement. By concentrating our efforts on raising standards across the entire business, customers will receive the benefits of reliable, high quality and cost effective services for clean water and sewerage.

In addition these strategic changes, particularly the demerger of Biffa, will support a more efficient balance sheet allowing a return of capital to shareholders. We intend to increase group debt to 60% of regulated capital value as soon as practicable after the demerger. The amount, mechanism and timing of any returns will be communicated in due course and will depend on future decisions around the debt structure of the demerged Biffa, pension fund contributions and final costs of the demerger.

Moreover, these improvements should lead to strong financial returns. We believe the group will be able deliver enhanced growth in dividends, and our new policy will therefore be to increase dividends by 3% above RPI inflation through the remainder of the current AMP4 period, that is until 2010.

Biffa

The most significant transaction required to achieve this group transformation is the demerger of Biffa, which was separately announced on 4 April 2006. Biffa is itself a leading business in an attractive market, and we believe that greater shareholder value will be realised by the creation of a separately listed company, focusing all its attention on developing the waste management business.

In 2005/06, organic growth within Biffa has been re-ignited and we believe the prospects for the business are strong. We have recently announced Bob Davies as the new Chairman for Biffa and we expect the demerger to be completed by the end of October 2006. We will provide further details in due course.

Other Businesses

In line with our decision to focus on water, we are also announcing today that US Laboratories is no longer regarded as being a core business for the future. US Laboratories is a strong, market leading company engaged in environmental testing. The long term prospects for market growth are good, although the last 2 years have been challenging. We are confident that the firm actions already in hand will lead to a recovery in margins, and when we see these results have been achieved we will consider the appropriate actions to realise shareholder value.

The group announced on 12 May that Biffa Belgium has been sold to Veolia for €45 million. Completion of this sale is expected by the end of June subject to Belgian competition clearance.

On 2 June 2006 the group signed heads of terms to sell its interest in Aquafin NV to the Flemish Government for approximately £30 million. The sale is expected to be completed in July 2006.

Certain other smaller activities have either already been closed to new business (Haswells), sold (Aseriti), or are being prepared for sale (Severn Trent Property).

Being closely associated with water, UK Laboratories and Water Purification and Operating Services will remain part of the group. Together these businesses account for some 3% of group profit.

Group Performance

In this Preliminary Results announcement: PBIT is profit from continuing operations before interest and tax (Operating profit); PBIT is PBIT excluding exceptional items as set out in Note 3.*

Overall, the Severn Trent Group has delivered an encouraging performance in 2005/06, with Group profit from continuing operations before tax, IAS39 fair value adjustments and exceptional items at £322.4m, an increase of 39.5%. Group profit from continuing operations before tax was £270.0 million (£228.8 million) an increase of 18.0%.

Severn Trent Water's PBIT* was up 30.2% to £400.4 million after providing £10.6 million for credits to customers arising from the Ofwat interim report on allegations made against Severn Trent Water in 2004. In the UK, Biffa produced strong organic growth with PBIT up 13.1% to £89.2 million (up 11% on a 52 week basis). Laboratories' PBIT was down 27.0% to £11.1 million reflecting the continuing difficult conditions in the US although in the UK the business has continued to perform satisfactorily. Water Purification and Operating Services' PBIT* was up 34.8% to £12.0 million benefiting from the first year of the UK MoD contract. The actions initiated in the previous year to close or dispose of the Haswell and Aseriti businesses continued and the costs of these actions, along with lower profits in the Property business, resulted in Other Businesses incurring a PBIT* loss of £3.5 million, (profit of £7.0 million).

There was a net exceptional charge of £15.7 million in the year (£2.3 million), representing net restructuring and redundancy costs of £7.9 million in Severn Trent Water and Other Businesses; and demerger and related costs to date of £7.8 million in Severn Trent Plc.

Dividend

The Board is proposing a final dividend of 31.97p (30.30p) an increase of 3.1% in real terms, payable on 2 August to shareholders on the register at 30 June. This would give a total dividend for the year of 51.13p, an increase in real terms of 3%.

The Board intends that at the time of the demerger, the dividend per share for the remaining Severn Trent group will be based on the 51.13p dividend per share declared in 2005/06, less an amount equivalent to the dividend per share which Biffa would have paid if it had been an independent company in that year.

The Board is also announcing with respect to the ongoing Severn Trent group that it intends to adopt a new policy to increase dividends by 3% above RPI inflation through the remainder of the current AMP4 period, that is until 2010.

Outlook

Performance at our principal business, Severn Trent Water, has been good in the first year of AMP4, with operating costs reduced to within £4 million of the Ofwat determination. The outlook for the coming year is for continuing progress in meeting and improving on the AMP4 contract for operating costs across most areas of performance, with an additional £5 million to £10 million of savings identified.

However, the industry faces a significant challenge with rising energy prices. At present, the outlook for energy prices in 2006/7 means that increased costs in this area are expected to impact Severn Trent Water by around £25 million. The business is continuing to make every effort to improve on this situation, including reducing energy usage.

In relation to capital expenditure, we have made an encouraging start to the AMP4 contract, generating around 6% efficiency over the Ofwat determination. It is still early days, but we aim to maintain similar levels of efficiency over the remaining AMP4 period.

Operational Review

Water and sewerage

Severn Trent Water met its financial targets for 2005/06. Turnover increased by 13.4% to £1,150.9 million. The allowed increase in charges for 2005/06, including inflation, was 15.2%.

PBIT* was up 30.2% to £400.4 million. This was after a provision for £10.6 million, the expected cost relating to 2005/06 and prior years of the agreement made with Ofwat to credit each customer account during 2006/07, following the regulator's interim report of 7 March 2006 into allegations of false reporting.

In 2005/06 Severn Trent Water began the first year of the AMP4 contract, which covers the period 2005-10. Ofwat has set exacting efficiency targets for this period, and during the year Severn Trent Water began to implement the organisational changes necessary to achieve them.

Progress was good. Severn Trent Water reduced employee numbers; removed management layers improving information flow; reviewed and consolidated office accommodation enhancing overhead control; and began a programme to streamline procurement processes. The last of these measures involves establishing long-term relationships with a reduced number of suppliers, incentivising them to make continuous improvements, and standardising designs where possible. As a result of

these actions Severn Trent Water's operating expenditure is now, after the first year ahead of plan, and less than £4 million from the Ofwat determination.

However, in common with the rest of the industry, Severn Trent Water faces a significant challenge with rising energy prices. This did not impact performance in 2005/06 as Severn Trent Water energy contracts were mostly fixed. Severn Trent Water is on track to improve energy efficiency and thus buy less electricity this year. Nevertheless, energy price increases are likely to raise costs by approximately £25 million in 2006/07. Severn Trent Water will continue efforts to improve efficiency and outperform the Ofwat determination in other areas to compensate for the increase in energy cost, and has identified savings of some £5 million to £10 million to date.

The Severn Trent Water AMP 4 contract for 2005-10 includes a capital investment programme of approximately £2.6 billion. This includes:

- more than £400 million on maintaining water supplies
- £150 million on improving drinking water quality
- around £850 million on maintaining and improving river quality
- more than £350 million improving sewers and dealing with sewer flooding.

The Severn Trent Water focus in the first year was to implement the new procurement and supply chain processes that will be used in the programme, and to mobilise the first of the 900 projects that it is due to manage. Net capital expenditure, excluding spending on infrastructure maintenance of £95 million, was £305 million for the year. Adjusting for the changes to the program, to be agreed with Ofwat through the change control process, and for timing differences, we have generated approximately 6% efficiencies over and above the determination. This was largely driven by the use of better technologies, better designs and greater efficiencies. It is still early days in AMP4, but Severn Trent Water aims to maintain similar out-performance over the rest of AMP4.

A dry summer, followed by a winter with short but severe cold periods creating ground movement, has driven higher volumes of bursts over the winter period resulting in 2005/6 being a challenging year for leakage management. Reported actual leakage has increased by approximately 17Mld, 3% greater than 2004/5. A recovery plan has been in place for several months to drive down work backlogs and reduce repair times. Already a leakage reduction of around 20Mld has been recorded in April. Severn Trent Water is confident that these plans will deliver the AMP 4 leakage targets.

Despite the dry summer, Severn Trent Water maintained water supply to its customers across the whole of its region, and did not need to impose hosepipe bans. Reservoirs are currently over 97% full. Severn Trent Water does not envisage introducing any special measures for customers over this summer period. Severn Trent Water continued to promote water efficiency among domestic and business customers. Since evidence suggests that dry years are likely to become more frequent, the AMP4 programme includes measures to improve security of water supply, and to make sure that Severn Trent Water has sufficient water resources to meet customers' foreseeable future needs.

In March 2006, the Ofwat interim report into allegations of false reporting found that Severn Trent Water had overcharged its customers during 2004/05 and had set prices too high for 2005-2010. Immediately following the report, we apologised

unreservedly to all our customers. Severn Trent Water had already voluntarily proposed to reduce the Ofwat allowed price increases by £7m, and on receipt of the report, agreed with Ofwat a mechanism for rebating to customers all remaining amounts as quickly as possible

At the end of February 2006, Severn Trent Water also began an investigation into misreporting of customer relations data to Ofwat. The data concerns the handling of customer billing queries and telephone contacts over several years. Severn Trent Water has kept Ofwat fully informed on the progress of the investigation.

In 2005/06 Severn Trent Water made a good start to AMP4. Although it is too early, after just one year of the five-year period, to forecast its eventual performance on the contract, Severn Trent Water is confident about its ability to control operating costs, though rising energy prices present a significant challenge today. Furthermore Severn Trent Water is confident on delivery of the five-year capital programme. Severn Trent Water believes it is on track to deliver the AMP programme and meet its regulatory obligations.

Waste management

Biffa UK achieved another good performance in 2005/06. Turnover was £712.3 million, an increase of 13.2%, (11% on a 52 week basis) on the previous year. PBIT was also 13.1%, (11% on a 52 week basis) higher than 2004/05, at £89.2 million.

Biffa Belgium, the sale of which was announced on 12 May 2006, was classified as a discontinued operation, and incurred a loss of £4.3 million (profit of £0.8 million)

Gross turnover in the Collection division was £429.0 million, up 14.8%. PBIT was £60.1 million, up 16.5%. Industrial and commercial margins remained firm, and absorbed cost increases arising from the Road Transport Directive, which came into force in 2005. This restricted the number of hours that drivers can work, and led Biffa UK to renegotiate pay structures with its drivers.

The industrial/commercial collection business grew strongly in 2005/06, and the division won a number of new national accounts with well-known high-street names including Sainsbury's, Dixons and Boots. Biffa UK's ability to provide bespoke recycling services was instrumental in several of these contract wins.

There were also new contract wins in the municipal sector. Biffa UK won a recycling contract for 56,000 properties in Bridgend, Wales; and a three-year contract with Vale of Glamorgan, covering the managing and processing of recycling materials and servicing 'bring banks'. Biffa UK's contract with South Staffordshire was extended for a further six years.

In the municipal business, Biffa UK worked with its local authority customers to help them meet their targets on value, efficiency and recycling. For example, in Burnley, Mole Valley, South Shropshire, South Staffordshire and Woking, this took the form of introducing alternate weekly and fortnightly collections incorporating green waste and dry waste collection services.

Gross turnover in the Landfill division was up 14.3% to £302.8 million. PBIT was up 2.8% to £40.8 million. Government targets on diversion from landfill are reducing the

amount of waste going to landfill, and landfill volumes were down 8.2% in 2005/06. However, the lower volumes were compensated by higher unit revenues from landfill.

The Landfill division continued to take advantage of new market opportunities in 2005/06. In 2004/05 Biffa UK formed a strategic alliance with Biogenie Site Remediation to remove and treat contaminated soil from brownfield construction sites. Following that alliance, Biffa opened its first soil facility at Risley, Warrington in November 2005, and it plans to open two further facilities in the south-east of England. Initial tonnages at Risley were encouraging. In addition, Biffa UK's composting sites accepted approximately 47,000 tonnes of green waste.

Biffa UK won its first significant landfill contract in Northern Ireland in early 2006. The new Cottonmount II landfill site will receive over 700,000 tonnes of waste over an initial 29-month period from the Arc21 partnership, a group of 11 Northern Irish councils. It also won a four-year disposal contract with Warwickshire County Council.

Biffa UK's Special Waste division provides a range of services and technologies for managing hazardous and special waste. They include packaged waste services, like Backtrack and Hazpak; Integrated Waste Management (IWM) contracts; and the Secure Waste and Recycling Facility (SWaRF). Gross turnover in Special Waste was up 5.1% in 2005/06, to £49.2 million. PBIT was £1.9 million, up 18.8%.

One of the biggest changes affecting the Special Waste division during the year was the entry into force of the EU Hazardous Waste Regulations in July 2005. As a result of the legislation, many companies had to register as hazardous waste producers for the first time, and Biffa UK's Special Waste division set up a helpline and registration service to assist them.

Gross turnover from the Power Generation division was up 32.2% to £18.9 million and PBIT was up 47.1% to £7.5 million. The division, which uses landfill gas to generate electricity, is a significant provider of renewable energy in the UK. Our site at Brookhurst Wood benefited from additional revenue and profit following satisfactory resolutions of the discussions with Ofgem. These enabled the company to retrospectively claim Renewable Obligation Certificates (ROC's) on past exports from this site. During 2005/06 it added new power generation capacity at a number of sites, bringing total generation capacity up to 108MW, compared with 101MW at March 2005.

Laboratories

Severn Trent Laboratories provides environmental testing services in the US and the UK. Turnover increased by 2.7% to £167.0 million but PBIT was down 27.0% to £11.1 million. Around 81% of Severn Trent Laboratories turnover derives from the US.

In the US, market conditions were again very difficult in 2005/06. Federal funding for environmental projects was impacted by the continued rise in the federal deficit as well as the diversion of funds to military activities outside of the US. Budget deficits at the state level also reduced environmental spending, and there were no major legislative developments to stimulate new areas of testing. In addition, the worst

hurricane season on record also took many environmental consulting clients away from their normal scope of work to engage in hurricane relief and repair efforts. As a result of these events, demand was very soft in the US and resulting pricing pressures drove down margins.

Turnover in the US increased by 1.6% to £134.7 million, but PBIT was down 43.3% to £5.9 million. Severn Trent Laboratories US business is a strong market leading organisation and has taken clear actions to improve the business to face these challenging market conditions and to support its long term growth. A programme of cost reductions started in 2005/06 benefiting 2006/07 and beyond. Severn Trent Laboratories will continue to provide service excellence to its customers. High quality, responsive service and reliable data will increase client loyalty and help combat price erosion. Coupled with tight cost controls and continued operating efficiency improvements, Severn Trent Laboratories will work to improve margins.

In the UK, market conditions were more favourable. Turnover was up by 7.7% to £32.3 million and PBIT was up by 8.3% to £5.2 million. The UK business is strongly focussed on the testing of samples from UK water companies, including Severn Trent Water.

Water Purification and Operating Services

Turnover in Water Purification and Operating Services was up by 28.7% to £267.8 million. Around 61% of that arose in the US. PBIT* increased to £12.0 million, a rise of 34.8%. The impact of changes in exchange rates was immaterial. Both divisions, Water Purification and Operating Services, produced good results in 2005/06, increasing turnover and profits.

The Water Purification division's turnover rose by 14.6% in 2005/06 to £104.1 million. PBIT* was up 11.2% to £8.1 million. These figures now include turnover and profit from the Metering Services business, formerly part of the Operating Services division. Metering Services performed well. Two trends made a major contribution to this: rising demand in the UK for domestic meter installation; and large contracts in Abu Dhabi and Qatar to supply SmartMeter™ domestic meters.

Performance in the other businesses within the Water Purification division was slightly down on the previous year although they had some successes, in particular the filtration and electro-chlorination business. Arsenic removal is a growing market for Water Purification , and its partnership with Lanxess on SORB 33® arsenic removal technology and Bayoxide® E33 arsenic removal media gives it a strong market position. It expects to see further opportunities in arsenic removal, not just in existing markets in the US and Europe, but in new markets like India.

Operating Services comprises the Contract Operations business, which carries out operating and maintenance contracts in the US; the Pipeline Services business; and Severn Trent Water International (STWI), which provides management and consultancy services in Europe and the developing world. Turnover in Operating Services was up 39.7% to £163.8 million. PBIT* was up 67.2% to £7.3 million. These figures include Coast to Coast Water (C2C), the 25-year, £1 billion PFI contract with the UK Ministry of Defence, which commenced on 30 March 2005. On 2 June 2006 the group signed heads of terms to sell its interest in Aquafin NV to the

Flemish Government for approximately £30 million. The sale is expected to be completed in July 2006.

The Contract Operations business, based in the US, saw some significant contract wins and extensions. Contract Operations continues to benefit from market conditions in the US, where tight fiscal constraints mean that states and municipalities are looking to outsourcing and public-private partnership solutions for improving operational performance.

Other Businesses: IT Systems, Property, Engineering Consultancy and Insurance

The group has continued to rationalise its other activities. The termination of external sales out of the UK IT Systems business, which was announced in last year's preliminary announcement, was completed and this business is now refocused entirely to provide support to internal group companies. The group's remaining Systems businesses were sold to Logica in February 2006. The group's Engineering Consultancy business, Haswell has ceased taking on new external business but will complete existing contracts. Its expertise has been transferred to Severn Trent Water to support that company's capital programme.

Other Businesses' turnover was down 31.2% to £59.7 million (£86.8 million). They incurred a loss before interest tax and exceptional items of £3.5 million (profit of £7.0 million). There were no significant profits or losses from property transactions in 2005/06. After exceptional restructuring costs of £3.1 million (£3.8 million) Other Businesses incurred a loss before interest and tax of £6.6 million (profit of £3.2million).

Financial Review

Group Results

Group turnover from continuing operations was £2,295.0 million (£2,014.4 million), an increase of 13.9% over last year. The growth in turnover was mainly due to the price increases in Severn Trent Water; strong growth in Landfill and Collection at Biffa UK and the new Ministry of Defence contract in Operating Services, partially offset by the reduction in activity in the Other Businesses.

Group profit from continuing operations before interest, tax, and exceptional items was up 22.4% to £488.2 million (£398.8 million). There was a net exceptional charge of £15.7 million (£2.3 million) - see below. Group profit from continuing operations before interest and tax was £472.5 million (£396.5 million).

After net interest charges of £167.9 million (£169.5 million) and share of results of associates and joint ventures of £2.1 million (£1.8 million), Group profit from continuing operations before tax, exceptional items and IAS 39 fair value adjustments was up 39.5% to £322.4 million (£231.1 million). Group profit from continuing operations before tax was £270.0 million (£228.8 million).

The total tax charge for the year was £42.7 million (£71.5 million) of which current tax represented £48.7 million (£37.9 million) and deferred tax was a credit of £6.0

million (charge of £33.6 million). Profit for the period from continuing operations was £227.3 million (£157.3 million).

Basic earnings per share from continuing operations were 65.2 pence (45.4 pence). Adjusted basic earnings per share (before exceptional items, IAS 39 fair value adjustments and deferred tax) were 77.2 pence (56.1 pence), an increase of 37.6%.

Biffa Belgium, the sale of which was announced on 12 May 2006, was classified as a discontinued operation. It incurred a loss after tax of £4.3 million (profit of £0.8 million).

Cash flow

	2006	2005
	£m	£m
Cash generated from operations	**758.9**	623.3
Net capital expenditure	**(395.9)**	(406.4)
Net interest paid	**(180.1)**	(151.1)
Tax paid	**(68.3)**	(36.5)
Other cash flows	**(0.2)**	2.5
Free cash flow	**114.4**	31.8
Dividends	**(234.3)**	(162.0)
Acquisitions and disposals	**1.3**	3.4
Issue of shares	**11.6**	1.4
Change in net debt from cash flows	**(107.0)**	(125.4)

Cash generated from operations was £758.9 million (£623.3 million). Capital expenditure net of grants and proceeds of sales of fixed assets was £395.9 million £(406.4 million) including capital expenditure in Severn Trent Water of £305.3 million (£319.1 million). Net interest paid increased to £180.1 million (£151.1 million) due to additional payments of interest on finance leases. Tax payments increased as a result of the higher underlying effective rate of tax.

The acceleration of dividend payments, to realign payment dates to shareholders, resulted in an additional cash payment of £66.5 million during 2005/06.

Net debt at 31 March 2006 was £2,961.1 million (£2,894.6 million). Year end balance sheet gearing is 60.9% (61.0%), and the group net debt to Regulated Capital Value (RCV) was 57.4% (57.7%). The group's net interest charge, excluding IAS 39 fair value adjustments, was covered 4.6 times (4.0 times) by profit before interest, tax, depreciation and exceptional items, and 2.9 times (2.4 times) by PBIT before exceptional items.

Exceptional items

There was an exceptional charge in the year of £15.7 million, which comprised:

- A net charge of £7.9 million for restructuring costs, including £4.8 million in Water and Sewerage and £3.1 million in Other Businesses; and
- Demerger and related costs to date of £7.8 million in Corporate.

In 2004/05 there was a net exceptional charge of £2.3 million which comprised:

- A charge of £10.4 million relating to restructuring costs in Water and Sewerage;
- A charge of £3.8 million, resulting from the closure of Systems' US CIS business and the termination of external sales from Systems' UK IT Services business and Engineering consultancy;
- A £4.3 million credit from the disposal of Water Purification and Operating Services' investment in an associated company in Portugal; and
- A £7.6 million credit from the profit on sale of fixed assets in Water and Sewerage.

Taxation

The charge for current tax on continuing operations was £48.7 million (£37.9 million). The current tax charge has benefited from a release of £39.1 million charged in prior years following the agreement of the corporation tax computations for years up to and including 2002/03 (2004/05: release of £11.5 million).

The effective rate of current tax, excluding the prior year credits, calculated on profit before tax, exceptional items and IAS 39 fair value adjustments was 28.7% (21.0%). Tax Bulletin 53, which changes the tax treatment of deferred revenue expenditure in Severn Trent Water increased the effective rate of current tax by approximately 3.4% and permanent differences increased the effective rate by a further 6.4%. These impacts were partially offset by lump sum pension contributions, which reduced the effective rate of current tax in the year by 4.5%.

Going forward we would expect the effective current tax rate for 2006/7, and based on the current group structure, to be in the range of 30% to 35%. The planned demerger of Biffa, along with other announced changes will impact this expectation and more information will be forthcoming in due course.

Accounting policies

These are the first full year results the Group has reported under International Financial Reporting Standards (IFRS). The impact of IFRS on the Group's results and balance sheet were set out in a presentation on 19 September 2005, which is available on the group's website (www.severntrent.com). The Group has taken advantage of the exemption available in IAS 32 and IAS 39 not to restate comparative information for the impact of those standards. The opening reserves at 1 April 2005 have been restated to reflect the impact of adopting IAS 32 and IAS 39.

Pensions

The group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations were undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme, as at 31 March 2004.

On an IAS19 basis, the estimated net position (before deferred tax) of all of the group's defined benefit pension schemes and the group's unfunded pension liabilities for senior staff was a deficit of £221.9 million as at 31 March 2006. This compares to a deficit of £317.5 million as at 31 March 2005. The reduction in the deficit arose because the increase in assets, from higher than expected investment returns and

increased contributions, exceeded the increase in liabilities from a reduction in the discount rate. Total cash contributions to the schemes in the year was £105.2 million (£62.3 million). This included an additional payment of £44.4 million in the year.

The key actuarial assumptions were:

	2006	2005
Discount rate	**4.9%**	5.5%
Inflation	**2.7%**	2.75%
Expected return on equities	**8.0%**	8.25%
Life expectancy at age 65*		
Men	**18.9 years**	18.9 years
Women	**21.8 years**	21.8 years

*for future pensioners

Net of deferred tax, the estimated net deficit on an IAS19 basis as at 31 March 2006 was approximately £155 million. On an IAS19 basis, the funding level has improved from around 77% at 31 March 2005 to around 86% at 31 March 2006.

As at 31 March 2006 the Group's defined benefit pension schemes had total assets of approximately £1,403 million, of which around 65% was invested in equities.

Treasury management

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2006, interest rates for some 72% of the group's net debt of £2,961 million were so fixed, at a weighted average interest rate of 5.7% for a weighted average period of 14.6 years.

Exchange rates

Approximately 2% of the Group's PBIT* and 4% of its net operating assets are denominated in US Dollars Approximately 0.5% of its PBIT* and 1% of its net operating assets are denominated in Euros. The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

Regulatory matters

In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns in 2004 or before.

On 31 October 2005, as a result of a referral by Ofwat, the Serious Fraud Office (SFO) informed the Company that it was undertaking a criminal investigation into alleged reporting irregularities made to Ofwat by Severn Trent Water Limited between 2000 and 2003.

Ofwat had been conducting its own investigation following the allegations made by the employee of Severn Trent Water. Ofwat began its investigation into the allegations in January 2005. The matter reported to the SFO concerned data on leakage.

On 7 March 2006 Ofwat published its interim report concerning the allegations of false reporting made against Severn Trent Water in 2004.

The Company's internal investigation and Ofwat's investigation were thorough and lengthy, requiring complex judgements. Severn Trent's judgements have not been identical to Ofwat's in every aspect, but in the interests of making amends as soon as possible, the Board believed it was sensible to proceed by agreement.

Having considered Ofwat's findings, the Board of Severn Trent Plc agreed that customer accounts should be credited as soon as possible. In 2006/07, on average, this credit will be around £4 per customer in addition to the £2 to £3 already rebated. In the following three years the reduction in bills will be £2 to £3 per customer. A provision of £10.6 million, deducted from sales, has been included in these financial statements in respect of amounts relating to 2005/06 and years before. The reduction in bills to be made in future years amounts to £34 million before inflation.

The Company also acknowledged that Ofwat may expect further amends to be made to customers. Ofwat has stated that this penalty will be discussed with Severn Trent Water on completion of the SFO investigation into leakage.

On 7 April 2006 the Company announced that, as a result of an ongoing comprehensive review of Severn Trent Water by its managing director, Tony Wray, and his new management team, the Board of Severn Trent Plc believed there was prima facia evidence of customer relations data being misstated by Severn Trent Water in submissions to Ofwat. The data concerned the handling of customer billing queries and telephone contacts over several years.

Ofwat is carrying out an independent verification of the internal Severn Trent investigation and report relating to customer relations data submitted to it, using forensic accountants who will report to both Severn Trent Water and Ofwat on their conclusions.

No reliable estimate can currently be made of the amounts that might become payable as a result of the SFO enquiry, Ofwat's final conclusion in respect of the allegations of false reporting or its review of customer relations data. Consequently, except as noted above, no provision has been included in the financial statements in respect of these matters.

Belgian environmental tax

In June 2005 The Flemish Waste Agency "OVAM" instigated an investigation by the Antwerp Examining Magistrate into Biffa Belgium's waste recycling operations in connection with the payment of environmental taxes. A provision of £4.0 million, the amount currently assessed by OVAM, has been made in the financial statements for potential additional environmental taxes, related penalties and interest for prior periods.

No provision has been made for any criminal penalties that might result from this investigation since no reliable estimate can be made of the amount that might become payable.

Supplementary Information

Pro forma financial information for the Biffa Plc group and the Severn Trent Group is presented here to assist in the understanding of the impact of the demerger of Biffa.

	31 March 2006	31 March 2005
	£m	£m
Biffa Plc:		
Turnover	**712.3**	629.6
PBIT	**89.2**	78.9
EBITD	**147.5**	136.1
Severn Trent Group excluding Biffa:		
Turnover	**1,582.7**	1,384.8
PBIT*	**399.0**	319.9

PBIT is profit from continuing operations before interest and tax (Operating profit); EBITD is profit before interest, tax, and depreciation of tangible and intangible assets.

Advisors to Biffa demerger:

Financial Sponsors:	Citigroup
Legal Advisors:	Herbert Smith
Reporting Accountants:	PricewaterhouseCoopers
Brokers:	Credit Suisse, HSBC
Brokers to the transaction:	Citigroup

For further information, including the group's preliminary results presentation, see the Severn Trent web site (www.severntrent.com).

Consolidated income statement
Year ended 31 March 2006

	Notes	2006 £m	2005 £m
Turnover	3	**2,295.0**	2,014.4
Operating costs before exceptional items		**(1,806.8)**	(1,615.6)
Exceptional restructuring costs and termination of operations	4	**(7.9)**	(14.2)
Exceptional demerger costs	4	**(7.8)**	-
Exceptional profit on disposal of property and investments	4	**-**	11.9
Total operating costs		**(1,822.5)**	(1,617.9)
Profit before interest, tax and exceptional items	3	**488.2**	398.8
Exceptional items	4	**(15.7)**	(2.3)
Operating profit	3	**472.5**	396.5
Finance income	5	**7.9**	3.5
Finance costs	5	**(175.8)**	(173.0)
Net finance costs before fair value movements in treasury instruments	5	**(167.9)**	(169.5)
Fair value movements on treasury instruments		**(36.7)**	-
Total net finance costs		**(204.6)**	(169.5)
Share of results of associates and joint ventures	5	**2.1**	1.8
Profit before tax, fair value movements on treasury instruments and exceptional items		**322.4**	231.1
Exceptional items		**(15.7)**	(2.3)
Fair value movements on treasury instruments		**(36.7)**	-
Profit on ordinary activities before taxation		**270.0**	228.8
Taxation on profit on ordinary activities			
- current tax	6	**(48.7)**	(37.9)
- deferred tax	6	**6.0**	(33.6)
Total taxation	6	**(42.7)**	(71.5)
Profit for the period from continuing operations		**227.3**	157.3
Discontinued operations			
(Loss)/profit for the period from discontinued operations		**(4.3)**	0.8
Profit for the period		**223.0**	158.1
Attributable to:			
Equity holders of the company		**221.6**	157.4
Equity minority interests		**1.4**	0.7
		223.0	158.1
Earnings per share (pence)			
From continuing operations			
Basic	8	**65.2**	45.4
Diluted	8	**64.7**	45.1
From continuing and discontinued operations			
Basic	8	**63.9**	45.7
Diluted	8	**63.5**	45.3

Consolidated balance sheet
At 31 March 2006

	Notes	2006	2005
		£m	£m
Non current assets			
Goodwill		**506.3**	499.1
Other intangible assets		**112.4**	125.8
Property, plant and equipment		**5,743.1**	5,639.4
Interests in joint ventures		**9.7**	9.5
Interests in associates		**19.6**	16.3
Derivative financial instruments		**3.7**	-
Available for sale financial assets		**0.5**	0.7
		6,395.3	6,290.8
Current assets			
Inventory		**54.4**	66.0
Trade and other receivables		**481.5**	492.5
Derivative financial instruments		**10.8**	-
Cash and cash equivalents		**142.6**	90.8
		689.3	649.3
Assets held for sale		**41.5**	-
Total assets		**7,126.1**	6,940.1
Current liabilities			
Borrowings		**(808.2)**	(486.5)
Derivative financial instruments		**(114.4)**	-
Trade and other payables		**(540.6)**	(578.0)
Current income tax liabilities		**(48.8)**	(69.6)
Provisions for other liabilities and charges		**(30.1)**	(32.2)
Liabilities directly associated with assets held for sale		**(28.5)**	-
		(1,570.6)	(1,166.3)
Non current liabilities			
Borrowings		**(2,295.5)**	(2,498.9)
Derivative financial instruments		**(30.1)**	-
Trade and other payables		**(158.7)**	(129.2)
Deferred tax liabilities		**(870.2)**	(888.1)
Retirement benefit obligations	9	**(221.9)**	(317.5)
Provisions for other liabilities and charges		**(80.1)**	(90.6)
		(3,656.5)	(3,924.3)
Total liabilities		**(5,227.1)**	(5,090.6)
Net assets		**1,899.0**	1,849.5
Capital and reserves attributable to the company's equity shareholders			
Called up share capital	10	**227.2**	225.8
Share premium account	10	**48.6**	38.4
Other reserves	10	**432.4**	467.3
Retained earnings	10	**1,188.2**	1,116.1
Equity attributable to the company's equity shareholders	10	**1,896.4**	1,847.6
Minority interest		**2.6**	1.9
Total equity	10	**1,899.0**	1,849.5

Consolidated cash flow statement
Year ended 31 March 2006

	Notes	2006 £m	2005 £m
Cash generated from operations	11	**758.9**	623.3
Interest paid		**(139.4)**	(136.3)
Interest element of finance lease rental payments		**(45.1)**	(16.8)
Tax paid		**(68.3)**	(36.5)
Net cash generated from operating activities	11	**506.1**	433.7
Investing activities			
Interest received		**4.4**	2.0
Dividends received from associates and joint ventures		**2.7**	3.5
Net loans advanced to associates and joint ventures		**(2.3)**	(1.8)
Net cash inflow from available for sale fixed asset investments		**0.2**	1.4
Acquisition of subsidiaries net of cash acquired		**(0.3)**	(3.1)
Proceeds on disposal of subsidiary		**1.6**	-
Proceeds on disposal of associate		**-**	6.5
Proceeds on disposal of property, plant and equipment		**8.4**	15.6
Purchases of intangible assets		**(29.6)**	(34.2)
Purchases of property, plant and equipment		**(407.5)**	(417.8)
Grants received		**32.8**	30.0
Net cash used in investing activities		**(389.6)**	(397.9)
Financing activities			
Dividends paid to shareholders of the parent		**(234.3)**	(162.0)
Dividends paid to minority interests		**(0.8)**	(0.6)
Repayments of borrowings		**(500.2)**	(442.4)
Receipt from sale and leaseback transaction		**170.2**	-
Repayment of obligations under finance leases		**(167.7)**	(8.1)
New loans raised		**648.8**	556.6
Purchases of own shares		**-**	(4.1)
Issue of shares		**11.6**	5.5
Net cash used in financing activities		**(72.4)**	(55.1)
Increase/(decrease) in cash and cash equivalents		**44.1**	(19.3)
Net cash and cash equivalents at beginning of the period		**64.4**	83.2
Effect of foreign exchange rates		**1.9**	0.5
Net cash and cash equivalents at the end of the period		**110.4**	64.4

Net cash and cash equivalents comprise

	2006 £m	2005 £m
Cash and cash equivalents	**142.6**	90.8
Overdraft	**(32.2)**	(26.4)
Net cash and cash equivalents at the end of the period	**110.4**	64.4

Consolidated statement of recognised income and expense
Year ended 31 March 2006

	2006 £m	2005 £m
Losses on cash flow hedges taken to equity	**0.3**	-
Exchange movement on translation of overseas results and net assets	**21.6**	(3.6)
Exchange differences on hedges of net investment	**(5.3)**	0.8
Tax on exchange differences on foreign currency hedging	**1.8**	(0.2)
Actuarial gains on defined benefit pension schemes	**26.3**	43.2
Deferred tax on actuarial gains on defined benefit pension schemes	**(8.0)**	(13.0)
Net income recognised directly in equity	**36.7**	27.2
Transfers		
Transfer to income statement on cashflow hedge	**4.5**	-
Deferred tax on transfers to income instatement	**(1.4)**	-
Profit for the period	**223.0**	158.1
Total recognised income and expense for the period	**262.8**	185.3
Attributable to:		
Equity holders of the parent	**261.4**	184.6
Minority interest	**1.4**	0.7
Total recognised income and expense for the period	**262.8**	185.3
Change in accounting policy on adoption of IAS32 and IAS39	**(57.8)**	-
All attributable to equity holders of the parent		

Notes

1 Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) and IFRIC interpretations issued and effective and ratified by the European Union as at 31 March 2006.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may ultimately differ from those estimates.

The results have been extracted from the audited financial statements of the group for the year ended 31 March 2006. These audited financial statements incorporate an unqualified audit report. The results do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 March 2005, which incorporated an unqualified auditors' report, have been filed with the Registrar of Companies.

2 First time adoption of IFRS

The group's date of transition to IFRS is 1 April 2004 and all comparative information in the financial statements has been restated to reflect the group's adoption of IFRS, except where otherwise required or permitted by International Financial Reporting Standard 1 – 'First Time Adoption of International Financial Reporting Standards' (IFRS1).

IFRS1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. As a general principle, IFRS1 requires the standards effective at the reporting date to be applied retrospectively, however, retrospective application is prohibited in some areas. In addition, there are a number of optional exemptions from full retrospective application of IFRSs within IFRS1.

Group policy on optional IFRS1 exemptions is as follows:

- Not to apply IFRS3 (Business Combinations) retrospectively to past business combinations;
- To establish a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure fixed assets by reference to the fair value of these;
- To recognise all cumulative actuarial gains and losses relating to defined benefit pension schemes at the date of transition;
- To deem cumulative translation differences for all foreign operations to be zero at the date of transition;

- Not to apply the requirements of IFRS2 (Share Based Payments) to options granted under the group's SAYE schemes prior to 7 November 2002. The requirements of IFRS2 have been applied to shares conditionally awarded under the group's LTIP schemes before 7 November 2002 but not vested or lapsed before 1 April 2004 since the fair values of these awards has been publicly disclosed previously.

3 Segmental analysis

The group is organised into four main business segments:

Water and Sewerage	Provides water and sewerage services to domestic and commercial customers in England and Wales
Waste Management	Provides collection, landfill and special waste services to industrial/commercial customers and local authorities in the UK and Belgium
Laboratories	Provides environmental testing services in the US and UK
Water Purification and Operating Services	Provides services and products associated with water, waste water and contaminated land principally in the US, UK and Europe

Other businesses include IT Services, Engineering Consultancy, Severn Trent Property and Derwent Insurance. The external IT Services and Engineering Consultancy activities were sold or terminated during the year.

The group is also organised into geographical regions, United Kingdom, United States and Europe. Geographical information is classified by the location of the principal operations of each business unit.

Turnover	United Kingdom		United States		Europe		Total	
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
Continuing Operations								
Water and Sewerage	**1,150.9**	1,015.1	**-**	-	**-**	-	**1,150.9**	1,015.1
Waste Management	**712.3**	629.5	**-**	-	**-**	-	**712.3**	629.5
Laboratories	**32.3**	30.0	**134.7**	132.6	**-**	-	**167.0**	162.6
Water Purification and Operating Services	**71.7**	34.2	**163.9**	148.9	**32.2**	25.0	**267.8**	208.1
Other Businesses	**50.6**	80.1	**9.1**	6.7	**-**	-	**59.7**	86.8
Eliminations	**(60.7)**	(86.9)	**(2.0)**	(0.8)	**-**	-	**(62.7)**	(87.7)
Group–continuing operations	**1,957.1**	1,702.0	**305.7**	287.4	**32.2**	25.0	**2,295.0**	2,014.4

Profit before interest, tax and exceptional items	United Kingdom		United States		Europe		Total	
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
Continuing Operations								
Water and Sewerage	**400.4**	307.5	**-**	-	**-**	-	**400.4**	307.5
Waste Management	**89.2**	78.9	**-**	-	**-**	-	**89.2**	78.9
Laboratories	**5.2**	4.8	**5.9**	10.4	**-**	-	**11.1**	15.2
Water Purification and Operating Services	**5.0**	0.7	**5.2**	6.7	**1.8**	1.5	**12.0**	8.9
Other Businesses	**(2.7)**	10.0	**(0.8)**	(3.0)	**-**	-	**(3.5)**	7.0
Corporate	**(22.2)**	(17.8)	**-**	-	**-**	-	**(22.2)**	(17.8)
Eliminations	**1.2**	(0.9)	**-**	-	**-**	-	**1.2**	(0.9)
Group–continuing operations	**476.1**	383.2	**10.3**	14.1	**1.8**	1.5	**488.2**	398.8

Exceptional items	United Kingdom		United States		Europe		Total	
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
Continuing Operations								
Water and Sewerage	**(4.8)**	(2.8)	**-**	-	**-**	-	**(4.8)**	(2.8)
Waste Management	**-**	-	**-**	-	**-**	-	**-**	-
Laboratories	**-**	-	**-**	-	**-**	-	**-**	-
Water Purification and Operating Services	**-**	-	**-**	-	**-**	4.3	**-**	4.3
Other Businesses	**(5.9)**	(3.4)	**2.8**	(0.4)	**-**	-	**(3.1)**	(3.8)
Corporate	**(7.8)**	-	**-**	-	**-**	-	**(7.8)**	-
Eliminations	**-**	-	**-**	-	**-**	-	**-**	-
Group–continuing operations	**(18.5)**	(6.2)	**2.8**	(0.4)	**-**	4.3	**(15.7)**	(2.3)

Profit before interest and tax	United Kingdom		United States		Europe		Total	
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
Continuing Operations								
Water and Sewerage	**395.6**	304.7	**-**	-	**-**	-	**395.6**	304.7
Waste Management	**89.2**	78.9	**-**	-	**-**	-	**89.2**	78.9
Laboratories	**5.2**	4.8	**5.9**	10.4	**-**	-	**11.1**	15.2
Water Purification and Operating Services	**5.0**	0.7	**5.2**	6.7	**1.8**	5.8	**12.0**	13.2
Other Businesses	**(8.6)**	6.6	**2.0**	(3.4)	**-**	-	**(6.6)**	3.2
Corporate	**(30.0)**	(17.8)	**-**	-	**-**	-	**(30.0)**	(17.8)
Eliminations	**1.2**	(0.9)	**-**	-	**-**	-	**1.2**	(0.9)
Group–continuing operations	**457.6**	377.0	**13.1**	13.7	**1.8**	5.8	**472.5**	396.5
Total net finance costs							**(204.6)**	(169.5)
Share of post tax results of associates and joint ventures								
Waste Management							**1.0**	1.1
Water Purification and Operating Services							**1.6**	1.7
Other Businesses							**(0.5)**	(1.0)
							2.1	1.8
Profit before tax							**270.0**	228.8
Tax							**(42.7)**	(71.5)
Profit from continuing operations							**227.3**	157.3
(Loss)/profit from discontinued operations							**(4.3)**	0.8
Profit for the period							**223.0**	158.1

Discontinued operations comprises the Belgian Waste Management activities.

4 Exceptional items

A net exceptional charge of £15.7 million arose in 2005/06. This comprises:

An exceptional restructuring charge of £7.9 million arose comprising:
£4.8 million arising in Severn Trent Water as a result of costs associated with a redundancy programme undertaken to meet AMP4 efficiency targets.
£3.1 million arising in Systems relating to the cessation of trading with external customers and disposal of the Worksuite and CIS operations.

£7.8 million of costs arose relating to the demerger of Biffa and other strategic reviews undertaken.

In the year ended 31 March 2005, restructuring costs and termination of operations comprised a charge of £10.4 million relating to restructuring of Severn Trent Water

and losses on termination of operations amounting to £3.8 million. The loss on termination of operations arose from decisions to close one of the group's US Systems businesses and to cease trading with external customers for the group's UK IT Services and Engineering Consultancy businesses.

In the year ended 31 March 2005, a profit of £11.9 million on the disposal of properties and investments arose. This comprised £6.1 million on the sale of land and buildings by Severn Trent Water, £4.3 million on the disposal of the group's interest in its associated undertaking, Indaqua Industria e Gestao de Aguas, and £1.5 million on disposal of a fixed asset investment.

5 Net finance costs

	2006	2005
	£m	£m
Investment income		
Interest receivable on bank deposits	**4.1**	3.5
Net finance income on defined benefit pension schemes	**3.8**	-
	7.9	3.5
Finance costs		
Interest on bank loans and overdrafts	**(24.5)**	(29.4)
Interest on other loans	**(121.0)**	(113.5)
Interest on finance leases	**(26.0)**	(24.0)
Total borrowing costs	**(171.5)**	(166.9)
Interest cost on discounted provisions	**(2.3)**	(2.3)
Net finance cost on defined benefit pension schemes	**-**	(1.2)
Other financial expenses	**(2.0)**	(2.6)
Total finance costs	**(175.8)**	(173.0)
Fair value movements on treasury instruments	**(36.7)**	-
Net finance costs	**(204.6)**	(169.5)

6 Taxation

	2006	2005
	£m	£m
Current tax relating to continuing operations		
Continuing operations		
Current year	**87.8**	49.4
Prior years	**(39.1)**	(11.5)
Current tax relating to continuing operations	**48.7**	37.9
Current tax relating to discontinued operations	**0.1**	1.8
Total current tax	**48.8**	39.7
Deferred taxation		
Continuing operations – origination and reversal of temporary differences		
Current year	**5.1**	19.4
Prior years	**(11.1)**	14.2
Deferred tax relating to continuing operations	**(6.0)**	33.6
Deferred tax relating to discontinued operations	**0.2**	0.9
Total deferred tax	**(5.8)**	34.5
Total tax charge relating to continuing operations	**42.7**	71.5
Total tax charge relating to discontinued operations	**0.3**	2.7
Total tax charge	**43.0**	74.2

7 Dividends

	2006		2005	
	Pence per share	**£m**	Pence per share	£m
Amounts recognised as distributions to equity holders in the period:				
Final dividend for the year ended 31 March 2005	**30.30**	**104.8**	29.27	100.9
Interim dividend for the year ended 31 March 2006	**19.16**	**66.5**	18.21	62.8
Total dividends recognised in the period	**49.46**	**171.3**	47.48	163.7
Proposed final dividend for the year ended 31 March 2006	**31.97**	**111.3**		

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as liability in these financial statements.

8 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees, where the exercise price is less than the average market price of the company's shares during the year.

From continuing operations	2006			2005		
	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount
	£m	m	pence	£m	m	pence
Basic earnings per share	**225.9**	**346.6**	**65.2**	156.6	344.7	45.4
Effect of dilutive options	**-**	**2.3**	**(0.5)**	-	2.5	(0.3)
Diluted earnings per share	**225.9**	**348.9**	**64.7**	156.6	347.2	45.1

From continuing and discontinued operations	2006			2005		
	Earnings	Weighted average number of shares	Per share amount	Earnings	Weighted average number of shares	Per share amount
	£m	m	pence	£m	m	pence
Basic earnings per share	**221.6**	**346.6**	**63.9**	157.4	344.7	45.7
Effect of dilutive options	**-**	**2.3**	**(0.4)**	-	2.5	(0.4)
Diluted earnings per share	**221.6**	**348.9**	**63.5**	157.4	347.2	45.3

Basic and diluted earnings per share from continuing operations are calculated on the basis of profit from continuing operations and the weighted average number of shares disclosed above.

Supplementary earnings per share

Supplementary adjusted earnings per share figures are presented. These exclude the effects of deferred tax, fair value movements on treasury instruments and items which the directors consider to be exceptional in both 2006 and 2005. The directors consider that the supplementary figures provide a useful additional indication of performance.

	2006			2005		
	Earnings	**Weighted average number of shares**	**Per share amount**	Earnings	Weighted average number of shares	Per share amount
	£m	**m**	**pence**	£m	m	pence
Basic earnings per share from continuing operations	**225.9**	**346.6**	**65.2**	156.6	344.7	45.4
Effect of:						
Exceptional restructuring costs and termination of operations	**7.9**	**-**	**2.3**	14.2	-	4.1
Exceptional demerger and related costs	**7.8**	**-**	**2.3**	-	-	-
Exceptional profit on disposal of property and investments	**-**	**-**	**-**	(11.9)	-	(3.5)
Tax related to exceptional items at 30%	**(4.7)**	**-**	**(1.4)**	1.0	-	0.3
Fair value movements on treasury instruments	**36.7**	**-**	**10.6**	-	-	-
Deferred tax	**(6.0)**	**-**	**(1.8)**	33.6	-	9.8
Adjusted earnings per share from continuing operations before exceptional items and deferred tax	**267.6**	**346.6**	**77.2**	193.5	344.7	56.1
Diluted earnings per share from continuing operations	**225.9**	**348.9**	**64.7**	156.6	347.2	45.1
Effect of:						
Exceptional restructuring costs and termination of operations	**7.9**	**-**	**2.3**	14.2	-	4.1
Exceptional demerger and related costs	**7.8**	**-**	**2.3**	-	-	-
Exceptional profit on disposal of property and investments	**-**	**-**	**-**	(11.9)	-	(3.4)
Tax related to exceptional items at 30%	**(4.7)**	**-**	**(1.3)**	1.0	-	0.3
Fair value movements on treasury instruments	**36.7**	**-**	**10.5**	-	-	-
Deferred tax	**(6.0)**	**-**	**(1.8)**	33.6	-	9.6
Diluted earnings per share before exceptional items	**267.6**	**348.9**	**76.7**	193.5	347.2	55.7

9 Retirement benefit obligations

	2006	2005
	£m	£m
At 1 April	**(317.5)**	(376.5)
Service cost	**(39.7)**	(41.3)
Loss on settlements and curtailments	**-**	(4.0)
Expected return on scheme assets	**79.2**	69.8
Interest cost	**(75.4)**	(71.0)
Contributions from sponsoring companies	**105.2**	62.3
Actuarial gains	**26.3**	43.2
At 31 March	**(221.9)**	(317.5)

10 Movement in shareholders' equity

	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Equity attributable to the equity holders of Severn Trent Plc £m	Minority interests £m	Total £m
At 1 April 2004	225.2	33.5	470.3	1,092.6	1,821.6	2.4	1,824.0
Exchange adjustments net of tax	-	-	(3.0)	-	(3.0)	-	(3.0)
Purchase of shares for ESOP trust	-	-	-	(4.1)	(4.1)	-	(4.1)
Share options and LTIPs							
- proceeds from shares issued	0.6	4.9	-	-	5.5	-	5.5
- value of employees' services	-	-	-	4.1	4.1	-	4.1
Net profit for the year	-	-	-	157.4	157.4	0.7	158.1
Dividends	-	-	-	(163.7)	(163.7)	(1.2)	(164.9)
Actuarial gain/(loss)	-	-	-	43.2	43.2	-	43.2
Tax on actuarial gain/(loss)	-	-	-	(13.4)	(13.4)	-	(13.4)
At 31 March 2005	**225.8**	**38.4**	**467.3**	**1,116.1**	**1,847.6**	**1.9**	**1,849.5**
Change of accounting policy on adoption of IAS32 and IAS39	-	-	(57.8)	-	(57.8)	-	(57.8)
At 1 April 2005	225.8	38.4	409.5	1,116.1	1,789.8	1.9	1,791.7
Exchange adjustments net of tax	-	-	18.1	-	18.1	-	18.1
Cash flow hedges							
- Fair value gains in the period	-	-	0.3	-	0.3	-	0.3
- Transfers to net profit	-	-	4.5	-	4.5	-	4.5
Purchase of shares for ESOP trust	-	-	-	-	-	-	-
Share options and LTIPs							
- proceeds from shares issued	1.4	10.2	-	-	11.6	-	11.6
- value of employees' services	-	-	-	4.1	4.1	-	4.1
Net profit for the year	-	-	-	221.6	221.6	1.4	223.0
Dividends	-	-	-	(171.3)	(171.3)	(0.7)	(172.0)
Actuarial gain/(loss)	-	-	-	26.3	26.3	-	26.3
Tax on actuarial gain/(loss)	-	-	-	(8.6)	(8.6)	-	(8.6)
At 31 March 2006	**227.2**	**48.6**	**432.4**	**1,188.2**	**1,896.4**	**2.6**	**1,899.0**

11 Reconciliation of operating profit to operating cash flows

	2006	2005
	£m	£m
Operating profit from continuing operations	**472.5**	396.5
Operating profit from discontinued operations	**(4.1)**	3.3
	468.4	399.8
Depreciation of property, plant and equipment	**267.9**	260.3
Amortisation of intangible assets	**29.3**	22.3
Profit on sale of property, plant and equipment	**(4.3)**	(7.5)
Profit on sale of investments	**-**	(4.3)
Deferred income movement	**(3.5)**	(1.4)
Provisions for liabilities and charges	**29.8**	36.6
Utilisation of provisions for liabilities and charges	**(34.6)**	(24.5)
Decrease in inventory	**13.4**	14.0
Increase in receivables	**(10.8)**	(36.4)
Increase in payables	**3.3**	(35.6)
Cash generated from operations	**758.9**	623.3
Interest paid	**(139.4)**	(136.3)
Interest element of finance lease rental payments	**(45.1)**	(16.8)
Tax paid	**(68.3)**	(36.5)
Net cash inflow from operating activities	**506.1**	433.7

12 Annual Report

The 2006 Annual Report will be sent to shareholders in June. Copies may be obtained from the Company Secretary, Severn Trent Plc, 2297 Coventry Road, Birmingham B26 3PU.

13 Annual General Meeting

The Annual General Meeting will be held at the International Convention Centre, Birmingham, on 26 July 2006 at 11.00am.

14 Forward-Looking Statements

This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the Group operates; changes in the regulatory and competition frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).

The shares in Biffa proposed to be distributed in connection with the demerger have not been, and will not be, registered under the Securities Act nor have they been approved or disapproved by the US Securities and Exchange Commission (the "SEC") or any US state securities commission and neither the SEC nor any US state securities commission passed upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the US.